SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	, 2003

SHELL CANADA LIMITED (Translation of registrant’s name into English)

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F .....     Form 40-F ..X..

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .....     No ..X..

SIGNATURES
FIRST HALF RESULTS
SEGMENTED INFORMATION
FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
SEGMENTED INFORMATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: July 28, 2003	By:	“H.W. LEMIEUX”

(Signature)

H.W. Lemieux, Vice President

(Name and Title)

	By:	“J.M. COULL”

(Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

 ■   FIRST HALF RESULTS

Calgary, Alberta — Shell Canada Limited announced July 23, 2003, second-quarter earnings of $178 million or $0.65 per Common Share compared with $73 million or $0.26 per share for the second quarter of 2002. Earnings for the first half of 2003 were $394 million or $1.43 per Common Share compared with $166 million or $0.60 per share for the same period in 2002. Earnings included a one-time benefit of $54 million from a future income tax revaluation following announced income tax changes.

“First-half earnings were much stronger than last year even after costs to start up our new Oil Sands operation. Significantly improved commodity prices and refining margins contributed to these results,” said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. “However, refining margins declined considerably during the second quarter as market conditions weakened.”	Cash flow from operations for the first six months of 2003 was $799 million compared with $398 million for the same period in 2002. First-half capital and exploration expenditures were $344 million, down from $1,202 million for 2002, which included $904 million for the Athabasca Oil Sands Project.

“We are pleased with the ramp up of production at the Athabasca Oil Sands Project,” said Faithfull. “Average monthly production has been increasing and we have recently achieved bitumen production design rates of 155,000 barrels per day for short periods. Now our focus is to achieve sustained production at this rate by the end of the third quarter.”

Earnings ($ millions)	Cash Flow ($ millions)	Capital Expenditures ($ millions)

1   Shell Canada Limited ■ First Half Results

 ■   SEGMENTED INFORMATION

RESOURCES

Resources earnings in the second quarter of 2003 were $200 million, triple the $66 million reported for the same period in 2002. Earnings increased due to much stronger prices for natural gas and other commodities compared with last year. Second-quarter earnings in 2003 include a one-time gain of $44 million from revaluation of future income taxes. Sales volumes were lower than in the second quarter of 2002 as field declines in Western Canada, timing of condensate sales and reduced Sable Offshore Energy Project (SOEP) production more than offset increased Peace River bitumen production. Resources depreciation charges increased over the same period last year due to higher SOEP depreciation. Exploration expenses were significantly lower compared with the second quarter of last year, which included a dry hole write-off for the Onondaga well.

SOEP production volumes were lower for the first six months of 2003 than for the same period last year. However, with successful well workovers, the second-quarter volumes were up slightly from the first quarter. Drilling and facility installation for Alma, the first of the SOEP Tier 2 fields, is proceeding on target towards completion and start-up in the fourth quarter of 2003.

OIL SANDS

The Athabasca Oil Sands Project (AOSP) moved from start-up to production operations during the second quarter of 2003. Oil Sands results for the second quarter reflected a loss of $68 million as AOSP expenses continued to exceed revenues during this transitional period. A future income tax revaluation of $4 million and other tax adjustments reduced Oil Sands second-quarter earnings.

Bitumen production from the Muskeg River Mine resumed April 4, 2003, following repairs to Train 1 of the froth treatment plant, which had been damaged by a fire in January. Fully integrated operations	began April 19, 2003, when the Scotford Upgrader started processing bitumen from the mine to manufacture synthetic crude oil products. Train 2 froth treatment facilities were repaired and commissioned during the second quarter and the AOSP became fully operational when these facilities came on stream early in June. Production steadily increased during the second quarter, averaging approximately 60,000 barrels per day (35,000 Shell share) of bitumen. Total production averaged about 85,000 barrels per day of bitumen in June and, to date in July, has averaged over 120,000 barrels per day. The project has recently achieved the full design production rate of 155,000 barrels per day of bitumen for short periods. The focus will be on achieving sustained production and full conversion into synthetic crude products at this design rate by the end of the third quarter of 2003.

The Company continues to seek recovery of costs resulting from the January fire and related freezing damage under its extensive project insurance coverage. Insurers have already made some payments and some additional claims have been approved. Other claims are still to be filed. The Company is also in discussion with its insurers about filing claims for lost profits resulting from production delays caused by the fire. Insurance coverage includes provisions for claims on loss of profits to a limit of $500 million ($300 million Shell share).

The Jackpine Mine regulatory hearing is scheduled for October 2003 and will involve a joint review of the application by federal and provincial regulators. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on market conditions, project costs, sustainable development considerations and the outcome of the regulatory processes.

2   Shell Canada Limited ■ First Half Results

OIL PRODUCTS

Oil Products earnings in the second quarter were $54 million, up significantly from $10 million for the same period in the previous year. Higher refining margins, improved refined product yields and increased refinery utilization were the main reasons for the improvement. Refinery utilization increased from the previous year because planned maintenance shutdowns in the second quarter of 2003 were much smaller than the extensive shutdowns undertaken in 2002. Second-quarter operating expenses increased over the same period of 2002 due largely to higher pension costs and expensing of refinery shutdown costs. In 2003, refinery shutdown costs are being expensed as incurred versus the previous practice of annual cost amortization. Major planned maintenance shutdowns for 2003 have now been completed. Oil Products second-quarter earnings benefited from a one-time gain of $14 million from a future income tax revaluation adjustment.

Refining margins weakened in the second quarter due to uncertainties concerning the balance between gasoline demand and low product inventory. Economic conditions remain uncertain and volatility is expected to continue.	CORPORATE

Corporate expenses were $8 million compared with $3 million during the same period of last year. Higher interest expense due to increased net debt and interest rates was partly offset by gains made on foreign currency exchange.

CASH FLOW AND FINANCING

Strong commodity prices continued in the second quarter, yielding cash flow from operations of $385 million. Higher working capital related to changes in payables, inventories and taxes partly offset cash flow from operations. After cash invested, dividends and purchase costs related to Shell’s Normal Course Issuer Bid initiated in February, there was $64 million net cash available. Shell reduced commercial paper outstanding by $39 million to $807 million under its $1.5 billion commercial paper program. Sales of accounts receivable under the Company’s securitization program decreased by $25 million. Shell aims to continue reducing debt over the remainder of the year as it expects operating cash generated to exceed other cash requirements.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

3   Shell Canada Limited ■ First Half Results

 ■   FINANCIAL HIGHLIGHTS

($ millions, except as noted)	Second Quarter		First Half
(unaudited)	2003	2002	2003	2002

Earnings	178	73	394	166
Revenues	2 006	1 734	4 397	3 196
Cash flow from operations	385	192	799	398
Return on average capital employed (%) [1]	—	—	12.5	9.6
Return on average common shareholders’ equity (%) [2]	—	—	15.6	10.9
Interest coverage	—	—	18.1	33.9
Per Common Share (dollars)
Earnings — basic (Note 2)	0.65	0.26	1.43	0.60
Earnings — diluted (Note 2)	0.64	0.26	1.42	0.60
Cash flow from operations	1.40	0.70	2.89	1.44
Dividends paid	0.20	0.20	0.40	0.40

RESULTS BY SEGMENT
Earnings
Resources	200	66	404	144
Oil Sands	(68)	—	(173)	—
Oil Products	54	10	171	31
Corporate	(8)	(3)	(8)	(9)

Total	178	73	394	166

Revenues
Resources	455	338	1 010	636
Oil Sands	162	—	190	—
Oil Products	1 526	1 423	3 412	2 636
Corporate	16	10	41	15
Inter-segment sales	(153)	(37)	(256)	(91)

Total	2 006	1 734	4 397	3 196

Cash flow from operations
Resources	239	174	544	333
Oil Sands	22	—	(8)	—
Oil Products	133	17	266	66
Corporate	(9)	1	(3)	(1)

Total	385	192	799	398

Capital and exploration expenditures
Resources	97	93	197	215
Oil Sands	13	421	84	759
Oil Products	36	131	60	224
Corporate	2	4	3	4

Total	148	649	344	1 202

[1]	Return on average capital employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to June 30.Capital employed is the total of equity, long-term debt and short-term borrowings.
[2]	Return on average common shareholders’equity is calculated on a twelve-month rolling average basis.

4   Shell Canada Limited ■ First Half Results

 ■   OPERATING HIGHLIGHTS

	Second Quarter		First Half
(unaudited)	2003	2002	2003	2002

RESOURCES
Production
Western Canada natural gas — gross (mmcf/d)	414	444	429	456
Sable natural gas — gross (mmcf/d)	142	153	139	157

Total natural gas — gross (mmcf/d)	556	597	568	613

Ethane, propane and butane — gross (bbls/d)	27 300	25 900	27 100	27 800
Condensate — gross (bbls/d)	16 800	18 600	17 200	20 200
Bitumen — gross (bbls/d)	9 700	8 700	10 700	8 400
Sulphur — gross (tons/d)	5 900	5 600	6 000	6 000
Sales[1]
Natural gas (mmcf/d)	565	595	568	605
Ethane, propane and butane (bbls/d)	39 100	41 100	44 600	47 400
Condensate (bbls/d)	15 100	23 800	16 500	22 400
Bitumen products (bbls/d)	13 900	12 100	15 200	12 200
Sulphur (tons/d)	12 300	9 900	11 200	10 000

OIL SANDS
Production
Bitumen — gross (bbls/d)	34 500	—	18 200	—
Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	27 600	—	13 900	—
Purchased upgrader blend stocks (bbls/d)	12 400	—	6 200	—

Total synthetic crude sales (bbls/d)	40 000	—	20 100	—

OIL PRODUCTS
Sales[1]
Gasolines (m3/d)	20 600	20 700	20 100	20 000
Middle distillates (m3/d)	15 600	15 100	17 100	15 800
Other products (m3/d)	6 600	6 100	6 200	6 200

Total Oil Products sales (m3/d)	42 800	41 900	43 400	42 000

Crude oil processed by Shell refineries (m3/d)[2]	44 500	34 100	45 900	39 100
Refinery utilization (per cent)[3]	91	72	95	82
Unit profit (cents per litre)[4]	1.4	0.3	2.2	0.4

Definitions
[1]	Resources and Oil Products sales volumes include third-party sales only. Oil Sands sales volumes include third-party and inter-segment sales.
[2]	Crude Oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.
[3]	Refinery Utilization equals “Crude Oil Processed by Shell refineries“divided by total capacity for Shell refineries including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.
[4]	Oil Products Unit Profit equals Oil Products earnings after-tax divided by “Total Oil Products Sales Volumes.”

5   Shell Canada Limited ■ First Half Results

 ■   OPERATING HIGHLIGHTS (continued)

	Second Quarter		First Half
(unaudited)	2003	2002	2003	2002

PRICES
Natural gas average plant gate netback price ($/mcf)	6.55	4.26	7.25	3.75
Ethane, propane and butane average field gate price ($/bbl)	23.83	19.12	27.09	17.17
Condensate average field gate price ($/bbl)	39.81	38.73	44.53	34.71
Synthetic crude average plant gate price ($/bbl)	35.78	—	35.78	—

Natural Gas Average Price (Plant Gate Netback)($/mcf)	Ethane, Propane and Butane Average Price (Field Gate)($/bbl)	Condensate Average Price (Field Gate)($/bbl)	Synthetic Crude Average Price (Plant Gate)($/bbl)

6   Shell Canada Limited ■ First Half Results

 ■   CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

($ millions, except as noted)	Second Quarter		First Half
(unaudited)	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	2 000	1 726	4 384	3 182
Dividends, interest and other income	6	8	13	14

Total revenues	2 006	1 734	4 397	3 196

EXPENSES
Cost of goods sold	1 152	1 134	2 588	2 058
Operating, selling and general	454	321	864	591
Exploration	13	80	34	100
Depreciation, depletion, amortization and retirements	150	92	300	184
Interest on long-term debt	12	4	20	6
Other interest and financing charges	7	6	16	9

Total expenses	1 788	1 637	3 822	2 948

EARNINGS
Earnings before income tax	218	97	575	248

Current income tax	(8)	71	102	125
Future income tax	48	(47)	79	(43)

Total income tax	40	24	181	82

Earnings	178	73	394	166

Per Common Share (dollars) (Note 2)
Earnings — basic	0.65	0.26	1.43	0.60
Earnings — diluted	0.64	0.26	1.42	0.60
Common Shares outstanding (millions — weighted average)	275	276	276	276

RETAINED EARNINGS
Balance at beginning of period	—	—	4 608	4 268
Earnings	—	—	394	166

	—	—	5 002	4 434
Common Shares buy-back (Note 4)	—	—	35	—
Dividends	—	—	110	110

Balance at end of period	—	—	4 857	4 324

7   Shell Canada Limited ■ First Half Results

 ■   CONSOLIDATED STATEMENT OF CASH FLOWS

($ millions)	Second Quarter		First Half
(unaudited)	2003	2002	2003	2002

CASH FROM OPERATING ACTIVITIES
Earnings	178	73	394	166
Exploration	13	80	34	100
Non-cash items
Depreciation, depletion, amortization and retirements	150	92	300	184
Future income tax	48	(47)	79	(43)
Other items	(4)	(6)	(8)	(9)

Cash flow from operations	385	192	799	398
Movement in working capital and other from operating activities	(101)	(30)	(434)	(246)

	284	162	365	152

CASH INVESTED
Capital and exploration expenditures	(148)	(649)	(344)	(1 202)
Movement in working capital from investing activities	(44)	(35)	(37)	(61)

Capital expenditures and movement in working capital	(192)	(684)	(381)	(1 263)
Proceeds on disposal of properties, plant and equipment	23	—	23	—
Investments, long-term receivables and other	(5)	25	(8)	(55)

	(174)	(659)	(366)	(1 318)

CASH FROM FINANCING ACTIVITIES
Common Shares buy-back (Note 4)	(22)	—	(36)	—
Proceeds from exercise of Common Share stock options	3	2	4	8
Dividends paid	(55)	(55)	(110)	(110)
Long-term debt and other	3	34	7	544
Short-term financing	(39)	471	136	629

	(110)	452	1	1 071

Increase (decrease) in cash	—	(45)	—	(95)
Cash at beginning of period	—	(75)	—	(25)

Cash at June 30[1]	—	(120)	—	(120)

Supplemental disclosure of cash flow information
Dividends received	1	5	4	7
Interest received	1	—	1	—
Interest paid	19	11	39	15
Income tax paid	42	112	212	280

[1]	Cash comprises cash and highly liquid short-term investments less bank overdraft.

8   Shell Canada Limited ■ First Half Results

 ■   CONSOLIDATED BALANCE SHEET

($ millions)	June 30,	December 31,
(unaudited)	2003	2002

ASSETS
Current assets
Cash	—	—
Accounts receivable	607	497
Inventories
Crude oil, products and merchandise	614	440
Materials and supplies	79	75
Prepaid expenses	88	93

	1 388	1 105
Investments, long-term receivables and other	425	414
Properties, plant and equipment	7 834	7 836

Total assets	9 647	9 355

LIABILITIES
Current liabilities
Short-term borrowings	807	671
Accounts payable and accrued liabilities	1 146	1 223
Income and other taxes payable	6	115
Current portion of site restoration and other long-term obligations	25	19
Current portion of long-term debt	647	402

	2 631	2 430
Site restoration and other long-term obligations	194	193
Long-term debt	284	523
Future income tax	1 210	1 132

Total liabilities	4 319	4 278

SHAREHOLDERS’ EQUITY
Capital stock
100 4% Preference Shares	1	1
275 293 049 Common Shares (2002 — 275 908 290)	470	468
Retained earnings	4 857	4 608

Total shareholders’equity	5 328	5 077

Total liabilities and shareholders’equity	9 647	9 355

Tim W. Faithfull Director	Kerry L. Hawkins Director

9   Shell Canada Limited ■ First Half Results

 ■   SEGMENTED INFORMATION

	Second Quarter

($ millions, except as noted)	Total		Resources		Oil Sands		Oil Products		Corporate
(unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	2 000	1 726	422	318	78	—	1 485	1 399	15	9
Inter-segment transactions	—	—	32	18	84	—	37	19	—	—
Dividends, interest and other income	6	8	1	2	—	—	4	5	1	1

Total revenues	2 006	1 734	455	338	162	—	1 526	1 423	16	10

EXPENSES
Cost of goods sold	1 152	1 134	—	—	56	—	1 094	1 134	2	—
Inter-segment transactions	—	—	32	19	32	—	89	18	—	—
Operating, selling and general	454	321	92	92	120	—	235	224	7	5
Exploration	13	80	13	80	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	150	92	63	55	38	—	48	36	1	1
Interest on long-term debt	12	4	—	—	—	—	—	—	12	4
Other interest and financing charges	7	6	—	—	—	—	—	—	7	6

Total expenses	1 788	1 637	200	246	246	—	1 466	1 412	29	16

EARNINGS (LOSS)
Earnings before income tax	218	97	255	92	(84)	—	60	11	(13)	(6)

Current income tax	(8)	71	91	51	(68)	(3)	(28)	27	(3)	(4)
Future income tax	48	(47)	(36)	(25)	52	3	34	(26)	(2)	1

Total income tax	40	24	55	26	(16)	—	6	1	(5)	(3)

Earnings (loss)	178	73	200	66	(68)	—	54	10	(8)	(3)

10   Shell Canada Limited ■ First Half Results

 ■   SEGMENTED INFORMATION

	First Half

($ millions, except as noted)	Total		Resources		Oil Sands		Oil Products		Corporate
(unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

REVENUES
Sales and other operating revenues	4 384	3 182	926	586	105	—	3 313	2 583	40	13
Inter-segment transactions	—	—	81	47	85	—	90	44	—	—
Dividends, interest and other income	13	14	3	3	—	—	9	9	1	2

Total revenues	4 397	3 196	1 010	636	190	—	3 412	2 636	41	15

EXPENSES
Cost of goods sold	2 588	2 058	—	—	57	—	2 528	2 058	3	—
Inter-segment transactions	—	—	78	44	65	—	113	47	—	—
Operating, selling and general	864	591	168	159	243	—	439	418	14	14
Exploration	34	100	34	100	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	300	184	134	111	71	—	94	72	1	1
Interest on long-term debt	20	6	—	—	—	—	—	—	20	6
Other interest and financing charges	16	9	—	—	—	—	—	—	16	9

Total expenses	3 822	2 948	414	414	436	—	3 174	2 595	54	30

EARNINGS (LOSS)
Earnings before income tax	575	248	596	222	(246)	—	238	41	(13)	(15)

Current income tax	102	125	218	97	(167)	(5)	60	42	(9)	(9)
Future income tax	79	(43)	(26)	(19)	94	5	7	(32)	4	3

Total income tax	181	82	192	78	(73)	—	67	10	(5)	(6)

Earnings (loss)	394	166	404	144	(173)	—	171	31	(8)	(9)

Total Assets	9 647	8 465	2 728	2 540	3 776	2 920	3 546	3 383	(403)	(378)
Capital Employed	7 066	6 289	1 815	1 783	3 194	2 686	2 267	2 116	(210)	(296)
ROACE (%)	12.5	9.6	35.9	19.5	N/A	N/A	15.4	10.1	N/A	N/A

Return on average capital employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to June 30. Capital employed is the total of equity, long-term debt and short-term borrowings.

11   Shell Canada Limited ■ First Half Results

 ■   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

■ 1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2002.

■ 2. EARNINGS PER SHARE

	Second Quarter		First Half
	2003	2002	2003	2002

Earnings ($ millions)	178	73	394	166
Weighted average number of Common Shares (millions)	275	276	276	276
Dilutive securities (millions)
Options on long-term incentive plan	2	2	1	2
Basic earnings per share ($ per share)	0.65	0.26	1.43	0.60
Diluted earnings per share ($ per share)	0.64	0.26	1.42	0.60

■ 3. STOCK-BASED COMPENSATION

No expense related to the stock compensation plan is included in net income.

In 2003, the Company granted 1,644,000 options with an exercise price of $46.00. The fair value of the options granted in 2003 was estimated using Black-Scholes model with the following assumptions: risk-free interest rate of 4.79 per cent, expected life of five years, volatility of 21.9 per cent and a dividend yield of 1.57 per cent.

Had the Company included the effects of stock-based compensation in earnings for the first half, after-tax earnings and basic earnings per share would have decreased by $12 million (2002 — $4 million) to $382 million (2002 — $162 million) or $0.04 (2002 — $0.01) to $1.39 (2002 — $0.59), respectively. No effect was included for awards granted prior to January 1, 2002.

■ 4. COMMON SHARES BUY-BACK

On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two percent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The bid is to counter current and potential dilution of the Common Shares under Shell’s employee stock option program. The bid began on February 7, 2003, and will end on or before February 6, 2004. To date, 740,900 shares have been repurchased at market prices for a total cost of $36 million.

Shell Canada Limited	FOR INFORMATION: Investor Relations Shell Canada Limited Shell Centre, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175 Web site www.shell.ca

12   Shell Canada Limited ■ First Half Results